Exhibit 10.5

UNITED TECHNOLOGIES CORPORATION
DEFERRED COMPENSATION PLAN
(As amended and restated effective September 1, 2002)

ARTICLE I - PREAMBLE

United Technologies Corporation established the United Technologies Deferred Compensation Plan effective April 1, 1985. Pursuant to such Plan, certain eligible executives of the Corporation deferred all or a portion of their compensation earned with respect to 1985 and 1986. No compensation earned after 1986 was deferred under the Plan until the Plan was amended and restated effective December 15, 1993 to offer eligible executives the opportunity to defer all or a portion of Compensation earned or otherwise payable in 1994 and subsequent years. The Plan is hereby amended and restated, effective September 1, 2002, to reflect administrative changes and enhancements.

ARTICLE II – DEFINITIONS

Beneficiary means the person, persons or entity designated by the Participant to receive the value of his or her Plan Accounts in the event of the Participant’s death. If the Participant fails to designate a Beneficiary, or the Beneficiary (and any contingent Beneficiary) does not survive the Participant, the value of the Participant’s Plan Accounts will be paid to the estate of the Participant.

Benefit Reduction means either a reduction in a Participant’s (or the Participant’s Beneficiary’s) benefit under any of the Corporation’s defined benefit pension plans or a reduction in the value of employer matching or other contributions under any of the Corporation’s savings or other tax qualified defined contribution retirement plans as a result of the reduction of such Participant’s Compensation pursuant to this Plan.

Class Year means each calendar year for which Compensation has been deferred pursuant to the Plan prior to 2003.

Class Year Account means the account established for each Participant for each Class Year for which Compensation has been deferred under the Plan prior to January 1, 2003.

Committee means the United Technologies Corporation Deferred Compensation Committee, which is responsible for the administration of the Plan. The Corporation’s Pension Administration Committee shall appoint the Committee’s members.

Compensation means base salary and Incentive Compensation Payments otherwise payable to a Participant and considered to be wages for purposes of federal income tax withholding, but before any deferral of Compensation pursuant to the Plan. Compensation does not include foreign service premiums and allowances, compensation realized from Long Term Incentive Plan awards or other types of awards.

Corporation means United Technologies Corporation, its divisions, affiliates and subsidiaries.

Credited Interest Account means the Investment Fund that is valued in the manner set forth in Section 5.2.

Deferral Period means the period prior to the receipt of Compensation deferred hereunder.

Election Form means the enrollment form provided by the Committee to Participants electronically or in paper form for the purpose of deferring Compensation under the Plan. Each Participant’s Election Form must specify: the amount to be deferred from base salary and/or from any Incentive Compensation Payment with respect to the following calendar year; the respective amounts to be allocated to the Particpant’s Retirement Account and/or Special Purpose Account or Accounts; the percentage allocation among the Investment Funds with respect to each such Account; the method of distribution of each such Account; and the Deferral Period for each Special Purpose Account. There will be a separate Election Form for each calendar year.

Incentive Compensation Payment means amounts awarded to a Participant pursuant to the Corporation’s Annual Executive Incentive Compensation Plan.

Investment Fund means the Credited Interest Account, the S&P 500 Account, the UTC Stock Unit Account or such other investment option as may be established by the Committee from time to time. The value of Participants’ Accounts shall be adjusted to replicate the performance of the applicable Investment Fund. Amounts allocated to any Investment Fund do not result in any investment in actual assets corresponding to the Investment Fund.

Participant means an executive of the Corporation who is paid from a US payroll, files a U.S. income tax return, and who elects to defer Compensation under the Plan.

Plan means the United Technologies Corporation Deferred Compensation Plan as amended and restated effective September 1, 2002, and as amended from time to time thereafter.

Plan Accounts means the aggregate value of all Class Year Accounts, Special Purpose Accounts, and Retirement Account, but excluding accounts under the Prior Plan. Accounts under the Prior Plan will be valued and administered separately in accordance with the terms and procedures in effect under the Prior Plan.

Prior Plan means the United Technologies Corporation Deferred Compensation Plan, as in effect prior to December 15, 1993. All amounts deferred and credited under the Prior Plan shall continue to be subject to the terms and conditions of the Prior Plan and shall not be affected by this amendment and restatement.

Retirement Account means a Plan Account maintained on behalf of the Participant that will be distributed in the manner elected by the Participant commencing in April of the calendar year following the Participant’s Retirement Date.

Retirement means attainment of age 65; attainment of at least age 55 and a minimum of 10 or more years of "continuous service" (as defined in one of the Corporation’s retirement plans); or termination of employment on or after age 50 and before age 55, with a combination of age and years of service equal to at least 65 (the "Rule of 65").

Retirement Date means the date a Participant terminates employment from the Corporation on or after attaining eligibility for Retirement.

S&P 500 Account means an Investment Fund that is valued in the manner set forth in Section 5.4.

Special Purpose Account means a Plan Account maintained on behalf of the Participant that will be distributed in the manner elected by the Participant commencing in April of the calendar year specified by the Participant. The minimum Deferral Period is five (5) calendar years following the end of the calendar year for which the Account is established.

UTC Common Stock means the common stock of United Technologies Corporation.

UTC Stock Unit Account means the Investment Fund that is valued in the manner set forth in Section 5.3.

ARTICLE III - ELIGIBILITY AND PARTICIPATION

Section 3.1 - Eligibility

Each employee of the Corporation who is classified as an eligible Participant as of December 31 will be eligible to elect to defer Compensation under the Plan in respect of the subsequent calendar year in accordance with the terms of the Plan and the rules and procedures established by the Committee.

Section 3.2 - Participation

Each eligible Participant may elect to participate in the Plan with respect to any calendar year for which the Committee offers the opportunity to defer Compensation by timely filing with the Committee an Election Form, properly completed in accordance with Section 4.1. Participation in the Plan is entirely voluntary.

ARTICLE IV - PARTICIPANT ELECTIONS

Section 4.1 - Election

An eligible Participant may participate in the Plan by executing the Election Form provided by the Committee for the subsequent calendar year. The eligible Participant must designate the dollar amount of base salary that will be deferred during such calendar year, and/or the percentage or dollar amount of any Incentive Compensation Payment otherwise payable during such calendar year that will be deferred under the Plan. The minimum dollar amount that a Participant may defer under the Plan for any calendar year is $5,000. Any deferral election made in the Election Form is irrevocable and must be completed and returned to the Committee no later than the December 31 immediately preceding the calendar year to which the election applies, or such earlier date as the Committee may specify. If an eligible executive fails to return a properly completed Election Form by such date, the executive will be ineligible to defer Compensation under the Plan for the following calendar year.

Section 4.2 - Investment Fund Allocations

When completing the Election Form, the Participant must allocate the amounts to be deferred, in whole percentages divisible by 10, among the available Investment Funds.

Participants may reallocate their existing post-1993 Class Year Accounts, Special Purpose Accounts and Retirement Account among the available Investment Funds as permitted by the Committee, generally once per year. Such reallocations shall be in whole percentages divisible by 10 and, unless otherwise specified by the Committee, shall be effective January 1 of the calendar year following the date of the reallocation election.

Section 4.3 - Designation of Beneficiary

Each Participant shall designate a Beneficiary for his or her Plan Accounts on a form provided by the Committee. Such designation may be changed on a form acceptable to the Committee at any time by the Participant. In the event that no Beneficiary designation is filed with the Committee, or if the Beneficiary (and contingent Beneficiary) does not survive the Participant, all amounts deferred hereunder will be paid to the estate of the Participant in a lump sum. If a Participant designates the Participant’s spouse as the Participant’s Beneficiary, that designation shall not be revoked or otherwise altered or affected by any: (a) change in the marital status of the Participant; (b) agreement between the Participant and such spouse; or (c) judicial decree (such as a divorce decree) affecting any rights that the Participant and such spouse might have as a result of their marriage, separation, or divorce; it being the intent of the Plan that any change in the designation of a Beneficiary hereunder may be made by the Participant only in accordance with the procedures set forth in this Section 4.3. In the event of the death of a Participant, distributions shall be made in accordance with Section 6.4.

Section 4.4 - Deferral Period

Each Participant shall specify in the Election Form the Deferral Period for amounts to be deferred in the following calendar year. The minimum Deferral Period for a Special Purpose Account is five (5) calendar years following the end of the calendar year in which the Account is established. Participants may defer Compensation into a Retirement Account until April of the calendar year following their Retirement Date.

Section 4.5 - Distribution Schedule

Each Participant shall specify in the Election Form whether the value of the Participant’s Retirement or Special Purpose Account shall be distributed in a single lump-sum cash payment or in a series of annual cash installment payments for a specified number of years (not to exceed 15 years).

ARTICLE V - PLAN ACCOUNTS

Section 5.1 - Accounts

Prior to 2003, the Committee established a Class Year Account for each Participant with respect to each Class Year for which the Participant elected to defer Compensation under the Plan. Each Class Year Account will be maintained separately.

Amounts deferred in 2003 and subsequent calendar years will be allocated to a Retirement Account and/or one or more Special Purpose Accounts as elected by the Participant. The Committee will establish the maximum number of Special Purpose Accounts.

Participants’ Plan Accounts shall be allocated or reallocated among Investment Funds in accordance with each Participant’s instructions in the manner set forth in Section 4.2.

Section 5.2 - Valuation of Credited Interest Account

Deferred amounts allocated to the Credited Interest Account will be credited with a rate of interest equal to the average interest rate on 10-Year Treasury Bonds as of the last business day of each month from January through October in the prior calendar year, plus 1%.

Section 5.3 Valuation of UTC Stock Unit Account

Deferred Compensation allocated to the UTC Stock Unit Account will be converted to Stock Units, or fractional Stock Units. A UTC Stock Unit is equal to the closing price of one share of UTC Common Stock as reported on the composite tape of the New York Stock Exchange. The number of Stock Units will be calculated by dividing the amount of Compensation deferred by the closing price of UTC Common Stock on the date the deferred amounts otherwise would have been paid. Stock Units held in the UTC Stock Unit Account will be credited with a dividend payment equal to the Corporation’s declared dividend on UTC Common Stock (if any). Such dividend equivalent payments will be converted to additional Stock Units or fractional units using the closing price of UTC Common Stock as of the date such dividends are credited to the Participant’s UTC Stock Unit Account.

Section 5.4 – Valuation of S&P 500 Account

Deferred amounts allocated to the S&P 500 Account will be converted to S&P Account units based on the closing share price of the Vanguard 500 Index Fund as of date the deferred amount is credited to the Participant’s S&P 500 Account. The value of the S&P 500 Account units will fluctuate on a daily basis based on the performance of the Vanguard 500 Index Fund.

Section 5.5 - Allocation to Accounts

During the year of deferral, deferred amounts will be allocated to the Participant’s Plan Accounts and Investment Funds as of the date the deferred amounts would otherwise have been paid.

Section 5.6 - Reports to Participants

The Committee will provide or make available detailed information to Participants regarding the value of Plan Accounts, distribution elections, Beneficiary designations, Investment Fund allocations and credited values for Class Year, Retirement and Special Purpose Accounts, not less than once per year. Such information may be provided via electronic media as determined by the Committee.

ARTICLE VI - DISTRIBUTION OF ACCOUNTS

Section 6.1 - Timing of Plan Distributions

The value of a Participant’s Retirement Account will be distributed (or begin to be distributed) in April of the calendar year following the Retirement Date. The value of a Participant’s Special Purpose Account will be distributed (or begin to be distributed) in April of the specified year. This means, for example, that if a deferral election specifies a Deferral Period until 2015, distribution will occur in April of 2015.

The value of a Participant’s Class Year Account will be distributed (or begin to be distributed) in April of the last year of the Deferral Period. Upon Retirement, the value of a Participant's Class Year Account will be distributed (or begin to be distributed) in April next following the Retirement Date, or in April of the calendar year following the Retirement Date, as elected.

Section 6.2 - Method of Distribution

Each Class Year, Retirement and Special Purpose Account will be distributed in a single lump-sum cash payment, or in a series of annual cash installment payments, in accordance with the Participant’s election with respect to each such Account.

Section 6.3 - Termination of Employment

In the event of termination of employment prior to a Participant’s Retirement Date, during or after the Deferral Period with respect to any Class Year, Retirement or Special Purpose Account, the full value of the Participant’s Plan Accounts will be distributed in a lump-sum cash payment in April following the date of termination, regardless of the distribution option elected.

Section 6.4 - Distribution in the Event of Death

In the event of the death of a Participant prior to attaining eligibility for Retirement, and before the end of the Deferral Period with respect to any Plan Account, the full value of such Plan Accounts will be distributed to the designated Beneficiary in a lump sum as soon as administratively feasible.

In the event of the death of a Participant prior to attaining eligibility for Retirement, butafter the end of the Deferral Period with respect to any Plan Account, the full value of such Plan Accounts will be distributed to the designated Beneficiary in accordance with the Participant’s distribution election on file.

In the event of death of a Participant after attaining eligibility for Retirement, the full value of the Participant’s Plan Accounts will be distributed to the Beneficiary in accordance with the Participant’s distribution elections on file.

If the Beneficiary is the Participant's estate, the full value of the Participant’s Plan Accounts will be paid in a single lump sum as soon as administratively feasible following the Participant’s date of death.

In the event of the death of the Beneficiary (and any contingent Beneficiary) while receiving distributions from the Plan, the full value of the applicable Plan Accounts will be paid in a single lump sum to such Beneficiary’s estate as soon as administratively feasible.

Section 6.5 - Hardship Distribution

The Committee may, in its sole discretion, upon finding that the Participant (or Beneficiary in the event of a Participant's death) has suffered an unforeseen, severe and immediate financial emergency, permit such Participant to withdraw a portion of the value of the Participant’s Plan Accounts in an amount sufficient to eliminate the hardship. Financial hardship distributions will be made only if the Committee determines that the Participant is unable to resolve the financial emergency through other means reasonably available to the Participant. Financial hardship distributions will be made following the Committee’s determination of a qualifying financial emergency on the basis of the value of the Participant’s Plan Accounts as of the most recent date available. The Committee will determine from which Special Purpose, Retirement or Class Year Accounts and associated Investment Funds hardship distributions will be made. Any Participant who is an officer or director of the Corporation within the meaning of Section 16 of the Securities Exchange Act of 1934 is not eligible for financial hardship distributions.

Section 6.6 - Disability

In the event of the disability of a Participant, as determined under the Corporation’s Long Term Disability Plan, the Participant’s Plan Accounts will be maintained and distributed in accordance with the Participant’s elections on file.

Section 6.7 - Distribution from Supplemental Account

The Committee will effect distributions from supplemental retirement plans with respect to Benefit Reductions incurred in any of the Corporation’s defined benefit pension plans at the same time, in the same manner and in the required amounts such that when combined with benefits provided by the defined benefit pension plans in which a Participant incurred a Benefit Reduction, the total amount received by a Participant (or Beneficiary) will equal the amount of pension benefit that would otherwise have been paid had the Participant not participated in this Plan.

At the end of each calendar year, the Committee will determine if any Benefit Reduction has been incurred with respect to any of the Corporation’s savings plans or other tax qualified defined contribution retirement plans, and will credit the amount of such Benefit Reduction to the affected Participant’s Plan Accounts as of the last business day of the calendar year. Any such amounts will be allocated on a pro-rata basis to the Participant’s Plan Accounts and Investment Funds in accordance with the Participant’s deferral elections on file for that calendar year.

ARTICLE VII - AMENDMENT AND TERMINATION OF PLAN

Section 7.1 - Amendment

The Corporation may, at any time, amend the Plan in whole or in part, provided that no amendment may decrease the value of any Plan Accounts as of the date of such amendment. In the event of any change in law or regulation relating to the Plan and the tax treatment of Plan Accounts, the Plan shall, without further action by the Committee, be deemed to be amended to comply with any such change in law or regulation effective the first date necessary to prevent the taxation, constructive receipt or deemed distribution of Plan Accounts prior to the date Plan Accounts would be distributed under the provisions of Article VI.

Section 7.2 - Plan Suspension and Termination

The Corporation’s Pension Administration Committee, may, at any time, suspend or terminate the Plan with respect to new or existing Election Forms if, in its sole judgment, the continuance of the Plan, the tax, accounting, or other effects thereof, or potential payments hereunder would not be in the best interest of the Corporation or for any other reason. In the event of the suspension of the Plan, no additional deferral shall be made under the Plan, but all previous deferrals shall accumulate and be distributed in accordance with the otherwise applicable provisions of the Plan and the applicable elections on file. In the event of the termination of the Plan, each Participant will receive, in a lump-sum cash payment, the value of his or her Plan Accounts.

Section 7.3 - No Consent Required

The consent of any Participant, Beneficiary, or other person shall not be required with respect to any amendment, suspension, or termination of the Plan.

ARTICLE VIII - GENERAL PROVISIONS

Section 8.1 - Unsecured General Creditor

The Corporation’s obligations under the Plan constitute an unfunded and unsecured promise to pay money in the future. Participants’ and Beneficiaries’ rights under the Plan are solely those of a general unsecured creditor of the Corporation. No assets will be placed in trust, set aside or otherwise segregated to fund or offset liabilities in respect of the Plan or Participants’ Plan Accounts.

Section 8.2 - Nonassignability

No Participant or Beneficiary or any other person shall have right to sell, assign, transfer, pledge, or otherwise encumber any interest in the Plan. All Plan Accounts and the rights to all payments are unassignable and non-transferable. Plan Accounts or payment hereunder, prior to actual payment, will not be subject to attachment or seizure for the payment of any debts, judgments or other obligations. Plan Accounts or other Plan benefit will not be transferred by operation of law in the event of a Participant’s or any Beneficiary’s bankruptcy or insolvency.

Section 8.3 - No Contract of Employment

Participation in the Plan shall not be construed to constitute a direct or indirect contract of employment between the Corporation and the Participant. Participants and Beneficiaries will have no rights against the Corporation resulting from participation in the Plan other than as specifically provided herein. Nothing in the Plan shall be deemed to give a Participant the right to be retained in the service of the Corporation for any length of time or to interfere with the right of the Corporation to terminate a Participant’s employment prior to the end of any Deferral Period.

Section 8.4 - Governing Law

The provisions of the Plan will be construed and interpreted according to the laws of the State of Connecticut, to the extent not preempted by federal law.

Section 8.5 - Validity

If any provision of the Plan is held to be illegal or invalid for any reason, the remaining provisions of the Plan will be construed and enforced as if such illegal and invalid provision had never been inserted herein.

Section 8.6 - Notice

Any notice or filing required or permitted to be given to the Committee under the Plan shall be sufficient if sent by first-class mail, to the United Technologies Corporation Deferred Compensation Committee, 1 Financial Plaza, Hartford, Connecticut 06101, Attn: R. Larry Acorn, Director, Compensation, MS-504. Any notice or filing required or permitted to be given to any Participant or Beneficiary under the Plan shall be sufficient if provided either electronically, hand-delivered, or mailed to the address (or email address, as the case may be) of the Participant or Beneficiary then listed on the records of the Corporation. Any such notice will be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or email system.

Section 8.7 - Successors

The provisions of the Plan shall bind and inure to the benefit of the Corporation and its successors and assigns. The term successors as used herein shall include any corporate or other business entity, which by merger, consolidation, purchase or otherwise acquires all or substantially all of the business and assets of the Corporation, and successors of any such corporation or other business entity.

Section 8.8 - Incompetence

If the Committee determines, upon evidence satisfactory to the Committee, that any Participant or Beneficiary to whom a benefit is payable under the Plan is unable to care for their affairs because of illness or accident, any payment due (unless prior claim therefore shall have been made by a duly authorized guardian or other legal representative) may be paid, upon appropriate indemnification of the Committee and the Corporation, to the spouse of the Participant or other person deemed by the Committee to have incurred expenses for the benefit of and on behalf of such Participant or Beneficiary. Any such payment from a Participant’s Plan Accounts shall be a complete discharge of any liability under the Plan with respect to the amount so paid.

ARTICLE IX - ADMINISTRATION AND CLAIMS

Section 9.1 - Plan Administration

The Committee shall be solely responsible for the administration and operation of the Plan. The Committee shall have full and exclusive authority and discretion to interpret the provisions of the Plan and to establish such administrative procedures as it deems necessary and appropriate to carry out the purposes of the Plan.

Any person claiming a benefit, requesting an interpretation or ruling under the Plan, or requesting information under the Plan shall present the request in writing to the Committee which shall respond in writing as soon as practicable.

Section 9.2 - Claim Procedures

If a Participant or Beneficiary requests a benefit or payment under the Plan and such claim or request is denied, the Committee will provide a written notice of denial which will specify (a) the reason for denial, with specific reference to the Plan provisions on which the denial is based and (b) a description of any additional material or information that may be required with respect to the claim and an explanation of why such information is necessary.

If a claim or request is denied or if the Participant or Beneficiary receives no response within 60 days, the Participant or Beneficiary may request review by writing to the Committee. The Committee will review the claim or request, and may request additional information or materials that it deems appropriate to the resolution of any issues presented. The decision on review will normally be made by the Committee within 60 days of its receipt of the request for review but may be extended up to 120 days from such date. The Committee’s decision will be in writing and will state the basis for its decision and shall be conclusive and binding on all parties.

UNITED TECHNOLOGIES CORPORATION

By: William L. Bucknall, Jr.
Title: Senior Vice President
Human Resources and Organization

Attest: Richard M. Kaplan
Assistant Secretary